Exhibit 99.1

ASM International N.V.

ASM International N.V. Announces Receipt of Unsolicited Indicative Offer

for ALD and PECVD Front-End Business Activities

BILTHOVEN, The Netherlands – June 6, 2008 – ASM International (ASMI) announces that it has received an unsolicited indicative offer from Applied Materials, Inc. for its ALD (Atomic Layer Deposition) and PECVD (Plasma Enhanced Chemical Vapour Deposition) activities. For the purpose of this offer, which was communicated orally, Applied Materials has indicated an initial value of these activities in the range of USD 400 million to USD 500 million.

A divestment of the ALD and PECVD activities would have major implications for ASMI’s current strategy and business model.

ASMI’s management board and supervisory board will internally discuss the offer and its implications. ASMI will determine its initial position with respect to the offer and make a public announcement thereof as soon as reasonably possible and no later than on June 14.

About ASM

ASM International N.V., headquartered in Bilthoven, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

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Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:

Mary Jo Dieckhaus

Investor Relations

+1 212-986-2900

MaryJo.Dieckhaus@asm.com

Erik Kamerbeek

Investor Relations

+31 30 229 8500

Erik.Kamerbeek@asm.com